UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE INFORMATION SET FORTH IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K, INCLUDING THE EXHIBITS ANNEXED HERETO, IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (SEC FILE NO. 333-190965) AND ON FORM S-8 (SEC FILE NOS. 333-190963 AND 333-185240), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On September 12, 2013, Stratasys Ltd. (“Stratasys”) entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, as representative of the underwriters named therein (the “Underwriters”), relating to the offering and sale (the “Offering”) of 4,500,000 ordinary shares of Stratasys.  All of the shares are being sold by Stratasys.  The price to the public in this offering is $93.00 per share, and the Underwriters have agreed to purchase the shares from Stratasys pursuant to the Underwriting Agreement at a price of $89.745 per share.  The net proceeds to Stratasys are expected to be approximately $402.2 million after deducting underwriting discounts and commissions and estimated offering expenses.  The sale of such shares is expected to close on September 18, 2013, subject to customary closing conditions.   Stratasys has also granted the Underwriters a 30-day option to purchase an additional 675,000 shares at the same price to cover over-allotments, if any.

The Offering is being made pursuant to Stratasys’s effective shelf registration statement on Form F-3 (Registration No. 333-190965), including the prospectus dated September 3, 2013, contained therein, as the same has been supplemented.

The Underwriting Agreement contains customary representations, warranties and agreements by Stratasys, customary conditions to closing, indemnification obligations of Stratasys and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions.  The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

A copy of the Underwriting Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference.  The foregoing description of the terms of the Underwriting Agreement is qualified in its entirety by reference to such exhibit.  A copy of the opinion of Meitar Liquornik Geva Leshem Tal relating to the legality of the issuance and sale of the shares in this Offering is attached as Exhibit 5.4 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: September 13, 2013	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Description
1.1	Underwriting Agreement, dated September 12, 2013
5.4	Opinion of Meitar Liquornik Geva Leshem Tal as to the legality of Stratasys Ltd.’s ordinary shares being offered
23.1	Consent of Meitar Liquornik Geva Leshem Tal (included in Exhibit 5.4)